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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

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                           LAWTER INTERNATIONAL, INC.
                            (NAME OF SUBJECT COMPANY)

                           LIPSTICK ACQUISITION CORP.
                            EASTMAN CHEMICAL COMPANY
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    520786104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               HAROLD L. HENDERSON
                             100 NORTH EASTMAN ROAD
                           KINGSPORT, TENNESSEE 37662
                            TELEPHONE: (423) 229-2000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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                                 WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                           MARCIA R. NIRENSTEIN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                            TELEPHONE: (202) 371-7000
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          This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on May 4, 1999, as amended by Amendment No. 1 on May 20, 1999 (as amended, the "Schedule 14D-1"), by Eastman Chemical Company, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Lipstick Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all outstanding shares of common stock, par value $1.00 per share, of Lawter International, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1999 (the "Offer to Purchase"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-1 and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule 14D-1 remains in effect.

ITEM 10.  ADDITIONAL INFORMATION.

          Item 10(f) is hereby amended and supplemented as follows:

          Clauses (ii) and (iii) of the first paragraph of "Section 14. Conditions to the Offer." are hereby amended in their entirety as follows: "(ii) the Minimum Condition has not been satisfied at the Expiration Date, or (iii) at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur or shall be determined by the Purchaser to have occurred:".

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999


                                        LIPSTICK ACQUISITION CORP.



                                        By:  /s/ Allan R. Rothwell
                                             -----------------------------------
                                             Name:   Allan R. Rothwell
                                             Title:  President


                                        EASTMAN CHEMICAL COMPANY



                                        By:  /s/ Allan R. Rothwell
                                             -----------------------------------
                                             Name:   Allan R. Rothwell
                                             Title:  Senior Vice President and
                                                       Chief Financial Officer

                                  EXHIBIT INDEX

(a)  (1)  Offer to Purchase, dated May 4, 1999.

     (2)  Letter of Transmittal.

     (3)  Notice of Guaranteed Delivery.

     (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

     (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

     (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (7)  Summary Advertisement as published on May 4, 1999.

     (8) Text of Press Release, dated April 28, 1999, issued by Parent (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

     (9)  Text of Press Release, dated May 4, 1999, issued by Parent.

     (10) Text of Press Release, dated May 20, 1999, issued by Parent.

(b)  Not applicable.

(c) (1) Agreement and Plan of Merger, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

     (2) Short Form Merger Option Agreement, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

     (3) Confidentiality Agreement, dated as of October 30, 1998 by and among Parent and the Company.

     (4) Employment Agreement, dated as of April 27, 1999 between Parent, the Company and John P. O'Mahoney.

     (5) Letter Agreement, dated April 27, 1999 between Parent and John P. O'Mahoney, granting stock options.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.